15045230

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
FEB 20 2015
Washington, DC
124

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69384

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/18/13 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CURVATURE SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

190 MAIN STREET, SUITE 101A
(No. and Street)

GLADSTONE	NJ	07934
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM PIGOTT — (908) 565-1216
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RUBIO CPA, PC
(Name – *if individual, state last, first, middle name*)

900 CIRCLE 75 PARKWAY, SUITE 1100	ATLANTA	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM PIGOTT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CURVATURE SECURITIES LLC, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANINE R. MURTHA
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES APRIL 23, 2019
ID # 2445559

Janine R. Murtha
Notary Public

William J Pigott
Signature

CEO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CURVATURE SECURITIES, LLC

Financial Statements
From October 18, 2013 through the Fiscal Year End
December 31, 2014
With
Report of Independent Registered Public
Accounting Firm

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

**REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM**

To the Members of
Curvature Securities, LLC

We have audited the accompanying financial statements of Curvature Securities, LLC which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Curvature Securities, LLC management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Curvature Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Curvature Securities, LLC financial statements. The information is the responsibility of Curvature Securities, LLC management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 9, 2015
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

CURVATURE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$	224,907
Prepaid expenses		43,135
Deposits		1,732
Total assets	$	269,774

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable	$	13,459
Total liabilities		13,459
Members' equity		256,315
Total liabilities and members' equity	$	269,774

The accompanying notes are an integral part of these financial statements.

CURVATURE SECURITIES, LLC

STATEMENT OF OPERATIONS

FROM OCTOBER 18, 2013 (Inception) THROUGH DECEMBER 31, 2014

REVENUES	-
Total revenues	$ -
EXPENSES	
Professional Services	97,496
Licenses and Registration	11,157
IT, data and communications	2,214
Occupancy and Equipment	1,225
Office Expenses	747
Insurance	531
Other Expenses	315
Total expenses	113,685
NET LOSS	$ (113,685)

The accompanying notes are an integral part of these financial statements.

CURVATURE SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FROM OCTOBER 18, 2013 (Inception) THROUGH DECEMBER 31, 2014

	Paid in Capital	Retained Earnings	Total
Members' contributions	$ 370,000		$ 370,000
Net loss		$ (113,685)	(113,685)
Balance, December 31, 2014	$ 370,000	$ (113,685)	$ 256,315

The accompanying notes are an integral part of these financial statements.

CURVATURE SECURITIES, LLC
STATEMENT OF CASH FLOWS
FROM OCTOBER 18, 2013 (Inception) THROUGH DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(113,685)
Adjustments to reconcile net loss to net cash used by operating activities:		
Change in prepaid expenses		(43,135)
Change in deposits		(1,732)
Change in accounts payable		13,459
NET CASH USED BY OPERATING ACTIVITIES		(145,093)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Members' contributions		370,000
NET CASH PROVIDED BY FINANCING ACTIVITIES		370,000
NET INCREASE IN CASH		224,907
CASH AND CASH EQUIVALENTS:		
Beginning of period		-
End of period	$	224,907

The accompanying notes are an integral part of these financial statements.

CURVATURE SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Curvature Securities, LLC was organized as a Delaware Limited Liability Company in September 2013. The Company became a broker-dealer and subject to regulation by the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) in July 2014.

The Company's main business will be to act as a broker-dealer in matched book repurchase and reverse repurchase transactions. It operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company operates from offices located in New Jersey.

Accounting Policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its cash in bank deposit accounts at high credit quality financial institutions. The balances, at times, may exceed federally insured limits.

Income Taxes: The Company is a Limited Liability Company that is taxed as a partnership under the Internal Revenue Code regulations. Therefore, the income or losses of the Company flow through to and are taxable to its members, and no income taxes are reflected in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for all years since inception.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Date of Management's Review: Subsequent events were evaluated through February 9, 2015, which is the date the financial statements were available to be issued.

Fair Value of Financial Instruments: The Company's financial instruments, including cash and cash equivalents, prepaid expenses and other assets, accounts payable and due to related party, are carried at cost, which approximates their fair value because of the short term nature of these assets and liabilities.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, shall not exceed 8 to 1 during the first twelve months of operations as a broker-dealer and shall not exceed 15 to 1 thereafter. At December 31, 2014, the Company had net capital of $211,448, which was $111,448 in excess of its required net capital of $100,000 and the ratio of aggregate indebtedness to net capital was .06 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has a sublease/service agreement with a related company. Under the terms of the services agreement, the Company pays the affiliated company for rent and other administrative costs provided to the Company. The amount expensed under the arrangement for the period ended December 31, 2014 was approximately $1,825. The balance due to the related party that is included in accounts payable on the accompanying balance sheet of $475 arose from this services agreement.

NOTE 4 - CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2014.

CURVATURE SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2014

NET CAPITAL:		
Total members' equity qualified for net capital	$	256,315
Deduction for non-allowable assets:		
Prepaid expenses		(43,135)
Deposits		(1,732)
Net capital before haircuts		211,448
Less haircuts		-
Net capital		211,448
Minimum net capital required		100,000
Excess net capital	$	111,448
Aggregate indebtedness	$	13,459
Ratio of aggregate indebtedness to net capital		6.37%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2014

There is no significant difference between net capital reported in Part IIA of Form X-17A-5 as of December 31, 2014 and net capital as reported above.

CURVATURE SECURITIES, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 2, 2015

RUBIO CPA, PC
900 Circle 75 Parkway
Suite 1100
Atlanta, Georgia 30339

To Whom it May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

Curvature Securities, LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(ii) of SEC Rule 15c3-3, the Company is claiming an exemption from SEC Rule 15c3-3 for the fiscal year ended December 31, 2014.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: ______________________

Name: William T. Pigott

Title: CEO/CCO

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Curvature Securities, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Curvature Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Curvature Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Curvature Securities, LLC stated that Curvature Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Curvature Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Curvature Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 9, 2015
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC